SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 SCHEDULE 13D/A

                   Under the Securities Exchange Act of 1934

                       Pacific CMA, Incorporated
                               (Name of Issuer)

                    Common Stock, no par value per share
                        (Title of Class of Securities)

                                  69403T 10 4
                                (CUSIP Number)

                             Jonathan Mirsky
                             1402 Teaneck Road box 199
			          Teaneck, NJ
                             201-981-1103
           (Name, Address and Telephone Number of Person
Authorized
                    to Receive Notices and Communications)

                                December 4, 2001

           (Date of Events which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report
 the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                        (Continued on following pages)
                              (Page 1 of 5 pages)



Page 2 of 4

                                 SCHEDULE 13D
CUSIP NO. 69403T 10 4
         -----------------

- - --------------------------------------------------------------
- ----------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (entities only)

      (a) Jonathan Mirsky/ Infinity Ventures.net (the "Reporting
Person") 06-1576957
- - --------------------------------------------------------------
- ----------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2
(a) [_]

(b) [_]
- - --------------------------------------------------------------
- ----------------
      SEC USE ONLY
 3

- - --------------------------------------------------------------
- ----------------
      SOURCE OF FUNDS
 4
      (a)  IV
- - --------------------------------------------------------------
- ----------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
- - --------------------------------------------------------------
- ----------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a) USA
- - --------------------------------------------------------------
- ----------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (a) 1,100,000
      SHARES       ---------------------------------------------
- --------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (a) -0-
                   ---------------------------------------------
- --------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (a) 1,100,000
      PERSON       ---------------------------------------------
- --------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a) -0-
- - --------------------------------------------------------------
- ----------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
11

      (a) 1,100,000
- - --------------------------------------------------------------
- ----------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
SHARES
12

[X]
- - --------------------------------------------------------------
- ----------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a) 5.1%
- - --------------------------------------------------------------
- ----------------
      TYPE OF REPORTING PERSON
14
      (a) IN
- - --------------------------------------------------------------
- ----------------


Note 1
- - ------


  This Schedule 13D is being filed by Jonathan Mirsky (the
"Reporting
Person") to reflect (i) the purchase by the Reporting Person of 1,100,000 shares of Common Stock, no par value per share (the "Common Stock"), of Pacific CMA Incorporated (the "Company").

Item 1.  SECURITY AND ISSUER.
             Common Stock, no par value per share of
             Pacific CMA Incorporated
             4750 Table Mesa Drive,
             Boulder, Colorado, 80305
Item 2.  IDENTITY AND BACKGROUND.

             (a) Jonathan Mirsky
             (b) 1240 Teaneck Road box 199
		  Teaneck, NJ 07666

      (c) Jonathan Mirsky is the CEO of Infinity
ventures.net,                    an investment corporation
based in NJ.

             (d) During the last five years the Reporting Person has not been convicted in a criminal proceeding (excluding traffic
                 violations or similar misdemeanors).

             (e) During the last five years the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such
                 proceeding was or is subject to a judgment, decree or final order enjoining future violation of or
prohibiting or mandating
                 activities subject to, Federal or state
securities laws or
                 finding violation with respect to such laws.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
             IV, $110

Item 4.  PURPOSE OF TRANSACTION.

             The Reporting Person purchased 1,100,000 shares of the Company's
Common Stock on December 4,2001 for investment purposes.


Item 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a) The Reporting Person owns 1,100,000 shares of the Company's Common Stock representing, in the aggregate,approximately 5.1% of the outstanding shares of the Company's Common Stock.


            (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common
Stock beneficially owned by the Reporting Person, see Rows 7-10 of the cover page.

            (c) No transactions in the Common Stock were effected by the Reporting Person during the past 60 days.

            Common Stock.

            (d)   Not applicable.

            (e)   Not applicable.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
RELATIONSHIPS WITH RESPECT
            TO SECURITIES OF THE ISSUER.
            The shares were bought directly from Pacific CMA in a private transaction. Infinity ventures.net also holds the option to buy and additional 500,000 but has yet to exercise such right.

Item 7.  MATERIAL TO BE FILED AS EXHIBITS.
            Stock purchase aggreement between Pacific CMA and Infinity Ventures.net, dated as of December 7,2001


                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated 1/24/2002                                /s/ Jonathan
MIrsky
                                               -----------------
- -----
                                               Jonathan Mirsky









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[TPW: NYLEGAL:1678.8] 19359-00001  12/06/2001 11:27 AM